

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Dr. Murray Friedman
Chief Executive Officer
Preventia, Inc.
8900 W. Olympic Blvd.
Beverly Hills, CA 90211

>   **Re: Preventia, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 23, 2011**
>   **File No. 333-171104**

Dear Dr. Friedman:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that you have not provided current financial statements as required by Rule 8-08 of Regulation S-X. Please amend your registration statement to include the appropriate financial statements and revise your disclosure as necessary. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments at this time because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct this deficiency.

>   Sincerely,
>
>   /s/ Jan Woo
>
>   Jan Woo
>   Attorney-Advisor

cc: Jody Walker, Esq.